UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEDAREX, INC.
(Name of Subject Company (Issuer))

PUMA ACQUISITION CORPORATION
(Offeror)
A Wholly Owned Subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

583916101
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Senior Vice President, General
Counsel & Secretary
P. Joseph Campisi, Jr., Esq.
Vice President & Senior Counsel
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154
(212) 546-4000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Susan Webster, Esq.
Thomas Dunn, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$2,503,857,888	$139,715.27

(1)	Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 156,491,118 shares of Medarex common stock (representing the shares of common stock outstanding (other than shares owned by Bristol-Myers Squibb Company and its subsidiaries), in-the-money options, shares of common stock subject to restricted stock units, shares of common stock issuable upon conversion of Medarex’s outstanding 2.25% Convertible Senior Notes, due May 15, 2011, and shares of common stock subject to outstanding rights under the employee stock purchase plan of Medarex, in each case as of July 21, 2009), by $16.00 per share, which is the offer price.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Puma Acquisition Corporation, a New Jersey corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement dated as of May 23, 2001, between Medarex, Inc. (the “Company”) and Continental Stock Transfer & Trust, as amended from time to time (the “Shares”), of the Company, a New Jersey corporation, that are not already owned by Parent and its subsidiaries, at a purchase price of $16.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Medarex, Inc., a New Jersey corporation. The Company’s principal executive offices are located at 707 State Road, Princeton, New Jersey 08540-1437. The Company’s telephone number at such address is (609) 430-2880.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement dated as of May 23, 2001, between the Company and Continental Stock Transfer & Trust, as amended from time to time, of the Company that are not already owned by Parent and its subsidiaries. The Company has advised Parent that, as of July 21, 2009, 128,918,402 Shares were issued and outstanding, 10,936,935 Shares were reserved for issuance upon conversion of the Company’s 2.25% Convertible Senior Notes due May 15, 2011, 30,106,413 Shares were reserved and available for issuance under the Company stock plans (other than the Company’s employee stock purchase plan), of which 20,218,799 Shares were subject to stock options and 932,248 Shares were subject to outstanding restricted stock units and 8,955,366 Shares were reserved and available for issuance pursuant to the Company’s employee stock purchase plan.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) through (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company,” and “The Merger Agreement” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Merger Agreement” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Merger Agreement” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated July 28, 2009.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit	Exhibit Name

(a)(1)(F)	Letter to Participants in Medarex, Inc. Employee Stock Purchase Plan.
(a)(5)(A)	Joint Press Release issued by Bristol-Myers Squibb Company and Medarex, Inc. on July 22, 2009, incorporated herein by reference to the Schedule TO filed by Bristol-Myers Squibb Company on July 23, 2009.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 28, 2009.
(a)(5)(C)	Press Release issued by Bristol-Myers Squibb Company on July 28, 2009.
(b)	Not applicable.
(d)(A)	Agreement and Plan of Merger, dated as of July 22, 2009, by and among Bristol-Myers Squibb Company, Puma Acquisition Corporation and Medarex, Inc., incorporated herein by reference to the Current Report on Form 8-K filed by Medarex, Inc. with the SEC on July 23, 2009.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUMA ACQUISITION CORPORATION

By	/s/ Jeremy Levin
Name:     Dr. Jeremy Levin

Title:	President

    Date: July 28, 2009

BRISTOL-MYERS SQUIBB COMPANY

By	/s/ Jeremy Levin
Name:     Dr. Jeremy Levin

Title:	Senior Vice President,
Strategic Transactions

    Date: July 28, 2009

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated July 28, 2009.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Participants in Medarex, Inc. Employee Stock Purchase Plan.
(a)(5)(A)	Joint Press Release issued by Bristol-Myers Squibb Company and Medarex, Inc. on July 22, 2009, incorporated herein by reference to the Schedule TO filed by Bristol-Myers Squibb Company on July 23, 2009.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 28, 2009.
(a)(5)(C)	Press Release issued by Bristol-Myers Squibb Company on July 28, 2009.
(b)	Not applicable.
(d)(A)	Agreement and Plan of Merger, dated as of July 22, 2009, by and among Bristol-Myers Squibb Company, Puma Acquisition Corporation and Medarex, Inc., incorporated herein by reference to the Current Report on Form 8-K filed by Medarex, Inc. with the SEC on July 23, 2009.
(g)	Not applicable.
(h)	Not applicable.